Exhibit 99.1

        FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING STATEMENTS

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

     We are a development stage company with no current source of revenue. We have incurred significant losses in each year since our inception. As of April 30, 2000, our accumulated deficit was $56,372,000. We have funded our activities primarily through public and private sales of our stock.

     We expect to continue to incur substantial operating losses in the future. Our profitability will depend on our ability to develop, obtain regulatory approvals for marketing ONCONASE(R). The FDA has not approved ONCONASE(R) and we cannot assure you that it will. We may never successfully develop our products or sell sufficient product to generate enough revenues to enable us to earn a profit.

     We will seek to generate revenue through licensing, marketing and development arrangements prior to receiving revenue from the sale of our product. We cannot assure you that we will be able to successfully consummate any licensing, marketing or development arrangements.

     We do not know when or if we will complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. As a result, we are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We need additional financing to continue operations and this financing may not be available when we need it, if it is available at all.

     We estimate that our existing capital will enable us to fund operations through July 2000. We need financing immediately in order to continue the ongoing study and to file an NDA. Even if an NDA is filed, we will need additional financing to complete the approval process. We may not be successful in obtaining additional financing to continue operations.

There is doubt regarding our ability to continue as a going concern.

     We incurred a net loss of $3,157,000 for the year ended July 31, 1999, and $1,418,000 for the nine- months ended April 30, and an accumulated deficit of $56,372,000 as of April 30, 2000. The report of our independent auditors on our July 31, 1999 financial statements included an explanatory paragraph which states that our recurring losses and limited liquid resources raise substantial doubt about our ability to continue as a going concern. The financial statements at July 31, 1999 or April 30, 2000 do not include any adjustments that might result from the outcome of this uncertainty. In order to continue to operate our company, develop ONCONASE(R), complete the necessary clinical testing, seek regulatory approval and develop marketing and distribution channels for our products, we will need to raise significant additional funds through equity or debt financing, strategic alliances or the sale of ONCONASE(R). We believe that our cash and cash equivalents will be sufficient to meet our expected cash needs through the fiscal year ending July 2000. If we are unable to secure sufficient future financing, we may need to curtail or discontinue our research and development activities or cease operations.


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The  results of larger  scale  clinical  trials may not show the same  promising results as earlier trials resulting in the abandonment of a failed candidate after the expenditure of significant additional funds.

     During the course of our research and development, we may find that products that initially appeared promising no longer appear promising in larger-scale Phase III clinical trials. Like many companies in the pharmaceutical and biotechnology industries, we have experienced negative results in clinical trials after experiencing promising results in earlier trials. For example, in July 1998, we discontinued two Phase III clinical trials testing ONCONASE(R) with tamoxifen as a treatment for pancreatic cancer due to the lack of a statistically significant survival benefit. If we experience negative results in the ongoing Phase III clinical trial, we may have tocurtail, redirect or eliminate this product development program.

Our clinical trials could take longer to complete and cost more than we expect.

     We are currently conducting a Phase III clinical trial of ONCONASE for the treatment of malignant mesothelioma. The rate of completion of clinical trial depends upon many factors, including the rate of enrollment of patients. If we are unable to accrue sufficient additional clinical patients in our trial during the appropriate period, the completion of the trial may be delayed and will likely incur significant additional costs.

     The cost of human clinical trials varies dramatically based on a number of factors, including:

     >    the order and timing of clinical indications pursued,

     > the extent of development and financial support from corporate collaborators,

     >    the number of patients required for enrollment,

     >    the  difficulty  of  obtaining   clinical   supplies  of  the  product
          candidate, and

     >    the  difficulty  in  obtaining   sufficient  patient  populations  and
          clinicians.


     All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies would harm our business and financial condition.

We cannot assure you that we will be able to successfully develop our products.

     Our research and development programs are at various stages of development, from the preclinical stage to Phase III clinical trials. We will need to do substantial additional research and development in order to develop and obtain regulatory approval for our products. We cannot assure you that our research and development programs will lead to products that:


     >    are shown to be safe and effective in clinical trials,

     >    are commercially viable,

     >    meet regulatory standards,

     >    receive FDA marketing approval,

     > are eligible for third party reimbursement from governmental or private insurers, or

     >    are successfully marketed.

We cannot assure you that the FDA will approve our product candidates.

     The sale of ONCONASE(R)for use in humans in the United States will require the approval of the FDA. Most foreign countries also require the approval of comparable agencies for the sale of pharmaceutical products in those countries. State, local and other authorities also regulate pharmaceutical manufacturing facilities. It


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may take several years and significant  expenditures to obtain FDA approval of a new pharmaceutical product. ONCONASE(R) has not been approved for sale in the United States or elsewhere. We cannot assure you that we will be able to get FDA approval for ONCONASE(R) or any other product. Inability to obtain the approval of the FDA or other agencies may adversely affect our financial condition by delaying or precluding us from marketing our products while the products are under patent protection or limiting the commercial use of the products. Even if we do obtain the approval of the FDA and other agencies, it is possible that the subsequent review of a new drug will lead to the discovery of a previously unknown problem.

Our product candidates may not be accepted by the market, which would harm our business and results of operations.

     Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance and we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:


     >    the receipt and timing of regulatory approvals,

     >    the availability of third-party reimbursement, and

     > the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics.

     We may not be able to successfully market our products even if they perform
successfully  in  clinical  trials.  Furthermore,   physicians  or  the  medical
community in general may not accept and utilize any of our products.

We may not be able to protect our proprietary technology or enforce our patents.

     We currently own six U.S. patents, three European patents and one Japanese patent. We also have patent applications that are pending in the United States, Europe and Japan, and an undivided interest in two patent applications that are pending in the United States. The scope of protection afforded by patents for biotechnological inventions can be uncertain, and such uncertainty may apply to our patents as well. The patent applications we have filed, or that we may file in the future, may not result in patents. Our patents may not give us competitive advantages, may be wholly or partially invalidated or held unenforceable, or may be held uninfringed by products that compete with our products. Patents owned by others may adversely affect our ability to do business. Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents. Although we believe that our patents and patent applications are of substantial value to us, we cannot assure you that our patents and patent applications will be of commercial benefit to us, will adequately protect us from competing products or will not be challenged, declared invalid or declared infringed. Patent litigation and intellectual property litigation are expensive, and if we were to become involved in such litigation, we could not assure you that we would have the funds necessary to carry on the litigation in an effective manner.

We are uncertain of the availability of health care reimbursement.

     Our ability to sell our products will depend in part on whether government health administration authorities, private health insurers and others will reimburse the costs of our products. We cannot assure you that adequate third-party reimbursement coverage will be available to maintain price levels sufficient to achieve an appropriate return on the investment we have made in developing our products. Government and others are increasingly trying to contain health care costs by limiting coverage and the amount of reimbursement for new


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drug products  approved by the FDA and refusing to provide  coverage for the use of FDA-approved products for the treatment of medical conditions for which the FDA has not granted marketing approval. If the government and other third parties do not provide adequate insurance coverage and reimbursement amounts for uses of our product candidates, our ability to sell our products will be adversely affected.

We are and will be dependent on third parties for manufacturing.

     Our facilities are not large enough or equipped to manufacture our products in commercial quantities. For the foreseeable future, we intend to rely on third parties to manufacture our products. To acquire our own facility, we would need significant additional funds and additional personnel to comply with the FDA's extensive regulations applicable to pharmaceutical manufacturing facilities. Even if we decided to develop our own manufacturing facilities, we could not assure you that we would be able to make a successful transition to commercial production.

We will be dependent on third parties for marketing.

     None of our officers or employees has marketing experience in the pharmaceutical industry. We intend to enter into development and marketing agreements with third parties. We expect that under the marketing agreements we would act as a co-marketing partner or would grant exclusive marketing rights to our corporate partners in return for up-front fees, milestone payments and royalties on sales. Under these marketing agreements, our marketing partner may be responsible for a significant portion of development of the product and regulatory approval. If the marketing partner is unable to develop a marketable product or market a product successfully, our business may be adversely affected. If we were to market our products ourselves, we would need to invest significant additional management time and money to develop an internal sales force. We cannot assure you that an internal sales force would be successful in marketing our products.

We are and will remain dependent upon key personnel.

     We are managed by a very small number of key management and operating personnel. The loss of key management personnel, particularly Kuslima Shogen, our Chairman and Chief Executive Officer, would most likely have a material adverse effect on our business. We carry key person life insurance on the life of Ms. Shogen with a face value of $1,000,000.

We may not be able to utilize all of our net operating loss carryforwards

     At July 31, 1999, we had federal net operating loss carryforwards of approximately $40,296,000 that expire from 2000 to 2019. We also had investment tax credit carryforwards of approximately $33,015 and research and experimentation tax credit carryforwards of approximately $810,403 that expire from 2000 to 2019. New Jersey approved for sale approximately $2.4 million of our state tax loss carryforwards and state research and development credits or tax benefits, of which approximately $1 million was allocated to be sold between July 1, 1999 and June 30, 2000. In December 1999, we realized net proceeds of $755,854 from the sale of our allocated tax benefits. We will attempt to sell the remainder between July 1, 2000 and June 30, 2001, but there is no assurance we will be successful. Additionally, ultimate utilization/availability of the net operating losses and credits may be significantly curtailed if a significant change in ownership occurs.

We are subject to intense competition and technological obsolescence.

     Several  companies,   universities,   research  teams  and  scientists  are
developing products to treat the same medical conditions our products are intended to treat. Many of these entities have greater financial resources,


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larger staffs and larger  facilities than ours. Most of our competitors are more experienced and have greater clinical, marketing and regulatory capabilities and managerial resources than we do. Our competitors may develop products to treat the same medical conditions our products are intended to treat before we are able to complete the development of our competing product.

     Our business is very competitive and involves rapid changes in the technologies involved in developing new drugs. If others experience rapid technological development, our products may become obsolete before we are able to recover expenses incurred with respect to our products. We will probably face new competitors as new technologies develop. Our success depends on our ability to remain competitive in the development of new drugs. We cannot assure you that we will be able to compete successfully.

We may be sued for product liability.

     The use of our products by humans during testing of those products or after regulatory approval entails a risk of adverse effects which could expose us to product liability claims. We maintain product liability insurance in the amount of $6,000,000 for claims arising from the use of our products in clinical trials prior to FDA approval. We cannot assure you that we will be able maintain our existing insurance coverage or obtain coverage for the use of our products in the future. While we believe that we maintain adequate insurance coverage, we cannot assure you that our current insurance coverage and our financial resources would be sufficient to pay any liability arising from a product liability claim. A product liability claim may have a material adverse effect on our business, financial condition or results of operations.

Our stock is thinly traded.

     Our common stock has been quoted on the OTC Bulletin Board since April 28, 1999, and is currently thinly traded. You may be unable to sell our common stock if the trading market continues to be limited.

We have not paid, and do not intend to pay, any dividends in the foreseeable future.

     We have not paid any dividends on our common stock since our inception. We do not expect to pay cash dividends on our common stock in the future. We currently intend to retain all earnings, if any, to finance the growth of our operations.

The price of our common stock has been, and may continue to be, volatile.

     The market price of our common stock, like that of the securities of many other development stage biotechnology companies, has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by a variety of factors, including:

     > announcements of technological innovations or new commercial products by us or our competitors,

     > disclosure of the results of pre-clinical testing and clinical trials by us or our competitors,

     >    disclosure of the results of regulatory proceedings,

     >    changes in government regulation,

     > developments in the patents or other proprietary rights owned or licensed by us or our competitors,

     > public concern as to the safety and efficacy of products developed by us or others,

     >    litigation, and

     >    general market conditions in our industry.


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     In addition,  the stock market  continues to  experience  extreme price and volume fluctuations. These fluctuations have especially affected the market price of many biotechnology companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Our charter documents and Delaware law may discourage a takeover of our company.

     We are currently authorized to issue 1,000,000 shares of preferred stock, par value $.001 per share. Our Board of Directors is authorized, without any approval of the stockholders, to issue the preferred stock and determine the terms of the preferred stock. There are no shares of preferred stock outstanding. The authorized and unissued shares of preferred stock may be classified as an "anti-takeover" measure and may discourage attempted takeovers of our company which are not approved by our Board of Directors. The authorized shares of preferred stock will remain available for general corporate purposes, may be privately placed and can be used to make a change in control of our company more difficult. Under certain circumstances, our Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or transfer in control of our company by causing shares of preferred stock to be issued to a stockholder who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of our company and its stockholders, but in which unaffiliated stockholders may wish to participate. Under the General Corporation Law of Delaware, the Board of Directors is permitted to use a depositary receipt mechanism that enables the Board to issue an unlimited number of fractional interests in each of the authorized and unissued shares of preferred stock without stockholder approval. Consequently, the Board of Directors, without further stockholder approval, could issue authorized shares of preferred stock or fractional interests in preferred stock with rights that could adversely affect the rights of the holders of the company's common stock to a stockholder which, when voted together with other securities held by members of the Board of Directors and the executive officers and their families, could prevent the majority stockholder vote required by our certificate of incorporation or Delaware General Corporation Law to effect certain matters. Furthermore, the existence of authorized shares of preferred stock might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of common stock to acquire control of our company. Accordingly, the accomplishment of a tender offer may be more difficult. This may be beneficial to management in a hostile tender offer, but have an adverse impact on stockholders who may want to participate in the tender offer.


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